

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2017

Niels Riedemann
Chief Executive Officer
Fireman B.V.
Winzerlaer Str. 2
07745 Jena, Germany

> **Re: Fireman B.V.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed October 30, 2017**
> **File No. 333-220962**

Dear Mr. Riedemann:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2017 letter.

Amendment No. 2 to Registration Statement on Form F-1

Summary consolidated historical and other financial information, page 10

1. Pro forma net loss per share should only be presented for the latest year and interim period. Please delete pro forma net loss per share of 2015 and the six months ended June 30, 2016.

Dilution, page 78

2. You state in the paragraph following the table on page 79 that "Each $1.00 increase (decrease) in the offering price per share, respectively, would increase (decrease) the total

consideration paid by new investors by approximately $6.2 million (€5.4 million) and increase (decrease) the percentage of total consideration paid by new investors by approximately 1.6%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of 1.0 million shares offered by us at the assumed initial public offering price would increase (decrease) the percentage of total consideration paid by new investors by approximately 3.3%." Tell us why the increase (decrease) in total consideration would not be $6.7 million, 6.7 million shares times $1. Also, provide us your computation of the 1.6% and 3.3% and revise as necessary.

You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Sophia Hudson